Mail Stop 4561

January 24, 2008

Mr. Cary T. Fu
Chief Executive Officer
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, Texas 77515

      Re: **Benchmark Electronics, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             File No. 1-10560

Dear Mr. Fu:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

                        Sincerely,

                        Mark Kronforst
                        Accounting Branch Chief